EXHIBIT 99.1

Reports $6.4 billion of Investment Gains in First Quarter on $13 billion of Asset Sales

Record Corporate FFO of $2.8 billion Reported for Quarter

BROOKFIELD, NEWS, May 13, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A) today announced financial results for the quarter ended March 31, 2021.

Nick Goodman, CFO of Brookfield, stated, “FFO was $2.8 billion in the first quarter, our highest ever for a quarter. This was a result of strong operating performance, significant realized carried interest, and gains generated from capital recycling initiatives. During the quarter we launched the fundraising for two flagship funds which, when combined with other fundraising efforts, will contribute meaningfully to the growth over the next twelve months. The balance of the year looks strong, with planned asset sales, ongoing capital deployment, and the continued economic recovery all expected to bolster operating results.”

Operating Results

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2021	2020	2021	2020
Net income[1]	$3,776	$(157)	$4,640	$3,941
Net income attributable to common shareholders[2]	$1,235	$(293)	$1,394	$1,899
Net income per Brookfield share[2,3]	0.77	(0.20)	0.85	1.13
Funds from operations[2,4]	$2,821	$884	$7,117	$4,022
Per Brookfield share[2,3,4]	1.80	0.55	4.53	2.57

1.  Consolidated basis – includes amounts attributable to non-controlling interests.
2.  Excludes amounts attributable to non-controlling interests.
3.  2020 per share amounts have been adjusted to reflect BAM’s three-for-two stock split effective April 1, 2020.
4.  See Basis of Presentation on page 8 and a reconciliation of net income (loss) to FFO on page 5.

Funds from operations (FFO) in the quarter were a record $2.8 billion and net income was $3.8 billion. This was due to strong financial results in our operations, the ongoing growth in our asset management franchise and increased asset sale activity. Growth in FFO from our invested capital was strong despite a lagging impact of our property results from the global shutdowns, but as economies normalize our affected assets are all coming back.

As we executed capital recycling initiatives, we realized approximately $6.4 billion of disposition gains in the quarter, split $1.8 billion for Brookfield and $4.6 billion for our clients. The amounts on behalf of clients enabled us to realize carried interest of $681 million, supported by a strong and liquid market backdrop. Asset sales contributed to record net income during the quarter of $3.8 billion as we monetized a number of investments at values in excess of their IFRS carrying value.

Total assets under management increased to $609 billion and fee-bearing capital increased to $319 billion, due to capital raised and deployed across our various fund products as well as growth in the capitalization of our listed affiliates. As a result, fee-related earnings increased 29% from the prior year quarter to $413 million and were $1.5 billion over the last twelve months.

These factors along with increased distributions from our listed affiliates and higher returns on financial investments led to distributable earnings of $6.1 billion over the last twelve months, a 130% increase over the prior twelve-month period.

Regular Dividend Declaration

The Board declared a quarterly dividend of US$0.13 per share, payable on June 30, 2021 to shareholders of record as at the close of business on May 28, 2021. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

We raised $7 billion of private fund capital during the quarter, and approximately $40 billion over the last twelve months. Growth in fee-bearing capital over the last twelve months led to an 18% increase in fee-related earnings over the same period.

During the quarter, we raised capital across a number of our perpetual and long-term fund strategies including credit, infrastructure and real estate. Subsequent to quarter end, we held a first close for our Special Investments Fund of $2.4 billion. We have also now launched fundraising for two of our flagship funds – our fourth real estate fund and our inaugural Global Transition Fund, both of which we expect to hold a first close mid this year. Our latest distressed debt fund is nearing the end of its fundraising with a final close expected in the coming months.

Fee-bearing capital now stands at $319 billion, an increase of $7 billion during the quarter. We currently have approximately $33 billion of additional committed but un-invested capital across our strategies that will earn approximately $330 million of fees annually once deployed.

We recorded $1.2 billion of realized carried interest into income over the last twelve months, including $681 million during the quarter.

We recorded strong realizations during the quarter. We have several monetizations expected to close in the near term and we remain on track to achieve our targeted $1 billion of gross carried interest over 2021. We generated $1.4 billion of carried interest during the quarter, and our accumulated unrealized carried interest now stands at $5.4 billion.

Annualized fee revenues and target carried interest now stand at a run-rate of $6.6 billion.

Annualized fee revenues and annualized fee-related earnings are now $3.4 billion and $1.6 billion, respectively, largely driven by increased fee-bearing capital across both our private fund and listed strategies. Gross target carried interest stands at $3.3 billion, or $1.7 billion net of all costs.

We generated $6.1 billion of distributable earnings (DE) over the latest twelve months. As at March 31, 2021, we had $80 billion of capital available to deploy into new investments.

To align with terminology used within the alternative asset management industry, we have renamed our “cash available for distribution” performance measure as “distributable earnings,” or DE. “DE before realizations” tracks and demonstrates the stability of our core operating results and removes the variability of realizations that are subject to timing and other factors. Our total DE includes realizations which incorporates realized carried interest and realized gains on principal investments.

DE before realizations increased 29% over the last twelve-month period. The increase is largely driven by the resilient cash flow profile of our growing asset management franchise, as well as increased distributions across our listed affiliates. Including realizations, DE was $6.1 billion over the latest twelve months, an uplift of 130% over the prior year period.

Deployable capital of $80 billion includes $18 billion of cash, financial assets and undrawn lines of credit in BAM and our affiliates and $62 billion of uncalled fund commitments available for new transactions. Liquidity was strengthened in the quarter through the sale of approximately $750 million of Brookfield Renewable Corporation shares and $900 million of West Fraser shares from our balance sheet, which we will look to deploy into new opportunities.

We invested $9 billion during the current quarter, and $43 billion over the last twelve months.

During the quarter we invested $9 billion of private fund capital along with co-investment capital, bringing our latest vintage of flagship infrastructure and private equity funds to over 60% invested or committed. Based on the current transaction pipeline we would expect to start fundraising the next vintage flagship fund for both of these strategies within a twelve-month period.

CONSOLIDATED BALANCE SHEETS

Unaudited		March 31		December 31
(US$ millions)		2021		2020
Assets
Cash and cash equivalents		$9,826		$9,933
Other financial assets		19,287		17,730
Accounts receivable and other		25,546		24,845
Inventory		10,346		10,360
Equity accounted investments		42,259		41,327
Investment properties		98,864		96,782
Property, plant and equipment		96,674		100,009
Intangible assets		24,224		24,658
Goodwill		14,699		14,714
Deferred income tax assets		3,298		3,338
Total Assets		$345,023		$343,696

Liabilities and Equity
Corporate borrowings		$9,102		$9,077

Accounts payable and other		51,590		53,041
Non-recourse borrowings in entities that we manage		139,487		139,324
Subsidiary equity obligations		3,647		3,699
Deferred income tax liabilities		15,263		15,913

Equity
Preferred equity	$4,145		$4,145
Non-controlling interests in net assets	88,836		86,804
Common equity	32,953	125,934	31,693	122,642
Total Liabilities and Equity		$345,023		$343,696

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended
	2021	2020
Revenues	$16,410	$16,586
Direct costs	(12,187)	(12,709)
Other income and gains	704	241
Equity accounted income (loss)	668	(212)
Expenses
Interest	(1,830)	(1,852)
Corporate costs	(29)	(24)
Fair value changes	2,094	(414)
Depreciation and amortization	(1,510)	(1,409)
Income tax	(544)	(364)
Net income (loss)	$3,776	$(157)

Net income (loss) attributable to:
Brookfield shareholders	$1,235	$(293)
Non-controlling interests	2,541	136
	$3,776	$(157)

Net income (loss) per share[1]
Diluted	$0.77	$(0.20)
Basic	0.79	(0.20)

1.  Adjusted to reflect the three-for-two stock split effective April 1, 2020.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME (LOSS) TO FUNDS FROM OPERATIONS

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2021	2020	2021	2020
Net income (loss)	$3,776	$(157)	$4,640	$3,941
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	288	938	2,520	830
Fair value changes	(2,094)	414	(1,085)	1,414
Depreciation and amortization	1,510	1,409	5,892	5,251
Deferred income taxes	189	168	102	(356)
Realized disposition gains in fair value changes or prior periods	1,724	93	3,185	482
Non-controlling interests	(2,572)	(1,981)	(8,137)	(7,540)
Funds from operations[1,2]	$2,821	$884	$7,117	$4,022

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2021	2020	2021	2020
Asset management	$636	$380	$2,032	$1,654
Real estate	250	219	907	1,154
Renewable power	823	66	1,801	245
Infrastructure	130	137	562	407
Private equity	992	165	1,762	834
Residential	23	(9)	98	138
Corporate	(33)	(74)	(45)	(410)
Funds from operations[1,2]	$2,821	$884	$7,117	$4,022
Per share[3,4]	$1.80	$0.55	$4.53	$2.57

1.  Non-IFRS measure – see Basis of Presentation on page 8.
2.  Excludes amounts attributable to non-controlling interests.
3.  Adjusted to reflect the three-for-two stock split effective April 1, 2020.
4.  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

EARNINGS PER SHARE

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2021	2020	2021	2020
Net income (loss)	$3,776	$(157)	$4,640	$3,941
Non-controlling interests	(2,541)	(136)	(3,246)	(2,042)
Net income (loss) attributable to shareholders	1,235	(293)	1,394	1,899
Preferred share dividends	(37)	(35)	(143)	(150)
Dilutive effect of conversion of subsidiary preferred shares	(11)	19	63	(42)
Net income (loss) available to common shareholders	$1,187	$(309)	$1,314	$1,707

Weighted average shares[1]	1,510.5	1,511.6	1,511.3	1,475.4
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1,2]	34.9	—	28.8	30.1
Shares and share equivalents[1]	1,545.4	1,511.6	1,540.1	1,505.5
Diluted earnings per share[1,3]	$0.77	$(0.20)	$0.85	$1.13

1.  Adjusted to reflect the three-for-two stock split effective April 1, 2020.
2.  Includes management share option plan and escrowed stock plan.
3.  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2021	2020	2021	2020
Fee-related earnings[1], excluding performance fees	$359	$286	$1,315	$1,217
Our share of Oaktree’s distributable earnings, excluding realizations	76	30	215	63
Distributions from investments	454	424	1,888	1,539
Other wholly owned investments	12	(46)	74	(43)
Corporate interest expense	(108)	(89)	(407)	(350)
Corporate costs and taxes	(44)	(37)	(158)	(135)
Preferred share dividends	(39)	(35)	(146)	(150)
Add back: equity-based compensation	29	25	98	91
Distributable earnings before realizations	739	558	2,879	2,232
Realized carried interest, net, including Oaktree[2]	223	55	502	365
Disposition gains from principal investments	1,544	—	2,729	64
Distributable earnings[2]	$2,506	$613	$6,110	$2,661

1.  Excludes our share of Oaktree’s fee-related earnings.
2.  Non-IFRS measure – see Basis of Presentation on page 8.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended March 31, 2021, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended March 31, 2021, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2021 First Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

To participate in the Conference Call today, please dial 1-866-688-9425 toll free in North America, or for overseas calls please dial 1-409-216-0815 (Conference ID: 4175982) at approximately 10:50 a.m. EST. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/go/bamQ1-2021. For those unable to participate in the Conference Call, the telephone replay will be archived and available until midnight May 20, 2021. To access this rebroadcast, please call 1-855-859-2056 or 1-404-537-3406 (Conference ID: 4175982).

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and includes realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers and entities.

We make reference to Invested Capital. Invested Capital is defined as the amount of common equity in our segments and underlying businesses within the segments.

We make reference to Distributable Earnings, which is referring to the sum of our Asset Management segment FFO, distributions received from our ownership of investments, and disposition gains from principal investments, net of Corporate Activities FFO, equity-based compensation and preferred share dividends. This provides insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Notice to Readers

Brookfield is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital, dispositions and associated realized carried interest, as well as statements regarding future product offerings, and the results of future fundraising efforts and financial earnings.

Where this news release refers to “target carried interest” it is based on an assumption that existing funds meet their target gross returns. Target gross returns are typically ~20% for opportunistic funds; 10% to 15% for value add, credit and core funds. Fee terms vary by investment strategy and may change over time.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credits; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Target returns set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield in relation to the investment strategies being pursued by the funds, any of which may prove to be incorrect. There can be no assurance that targeted returns will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield’s control, the actual performance of the funds and the business could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that the funds will achieve the target returns or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.